Mail Stop 4561

October 29, 2008

Alexander Gersh
Secretary and Chief Financial Officer
NDS Group plc
One Heathrow Boulevard, 286 Bath Road
West Drayton, Middlesex UB7 0DQ
England, United Kingdom

      Re: NDS Group plc
              Amendment 2 to Schedule 13E-3
              Filed October 14, 2008
              File No. 005-50756

              Amendment 2 to Schedule 14A
              Filed October 14, 2008
              File No. 000-30364

Dear Mr. Gersh:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments.

Schedule 13E-3

General

1.   We are in receipt of an application for confidential treatment related to Exhibit (c)(4) submitted by Nuclobel Lux 1 S.Ar.L and Nuclobel Lux 2 S.Ar.L. Upon completion of our review of the application, we will provide comments, if any, in a separate letter to the person designated in the application. All comments will need to be resolved prior to the completion of our reviews of your Schedule 13E-3 and Preliminary Proxy Statement.

Exhibit (c)(2)

2.   We note your response to comment 5 of our letter dated October 3, 2008. Please include at the beginning of the exhibit a statement from Permira Advisers LLP and News Corporation granting consent to NDS shareholders to use the

Information in the Presentation in their evaluations of the Proposed Transactions. We note further that Exhibits (c)(7), (8) and (9) all contain language prohibiting anyone other than the party for whom the information in the exhibit was prepared from using the information. Please revise each exhibit to remove the implication that security holders may not rely on the information. Alternatively, include at the beginning of each exhibit a statement from the exhibit's author granting consent to NDS shareholders to use the information in their evaluations of the Proposed Transactions.

Preliminary Schedule 14A

General

3.   We note your response to comment 7 of our letter dated October 3, 2008. As requested, please revise the headers on pages 1 and 4 to indicate that the proxy statement is in preliminary form.

4.   We note your response to comment 8 of our letter dated October 3, 2008. Please tell us when you intend to file the amendment to the Form 8-K filed on August 20, 2008.

Summary Term Sheet

Effect of the Scheme on Our Capital Stock and Outstanding Options, page 2

5.   The summary term sheet must be written in plain English. See Item 1001 of Regulation M-A. You should avoid or appropriately explain in this section such terms as "hurdle shares," which may be unfamiliar to domestic investors. Please revise your disclosure accordingly.

Certain Questions and Answers About the Scheme

Q: What will I receive in the Scheme?, page 14

6.   Please revise the statement appearing in this section that the $63.00 per share offer being made by your affiliates represents a premium of approximately 34.9 percent over the closing price of $49.70 per share on June 27, 2008. In fact, the premium over the closing price would appear to be 26.8 percent, while the premium over the "cash-adjusted" per share value you have calculated would appear to be 34.9 percent.

7.   We refer to comment 28 of our letter dated October 3, 2008, in which we asked what consideration the Independent Committee gave, in evaluating the fairness of

the offer, to the "control discount" in the market price of your shares. We note that in the bullet point on the bottom of page 37, you cite the negative impact that being a controlled company potentially has had and will continue to have on the market price for the ADSs. We also note that Citi, the financial advisor to the Independent Committee, in its July 24, 2008 presentation, stated that the limited free float for the ADSs reduces the relevance of a market premium as a valuation benchmark. Please explain, with a view to disclosure, the impact that these factors have and have had on the suitability of the market premium as a valuation and fairness indicator.

Special Factors

Effects of Going Private Transaction on Interests in the Company's Net Book Value and Net Income, page 26

8.   We note your response to comment 12 of our letter dated October 3, 2008. However, it does not appear that you have revised the table to indicate the effect of the Scheme on each affiliate's interest in the company's net book value and net income in percentage terms. Therefore, we reissue comment 12.

Background of the Proposed Transactions, page 27

9.   We note your statements in this section that the information in several of the presentations filed as exhibits to the Schedule 13E-3 should not be relied upon. Please delete these disclaimers or provide the additional disclosures specified in Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website at www.sec.gov.

10.   You disclose on page 28 that the presentation given by Morgan Stanley on January 24, 2008 included projections provided by NDS to Morgan Stanley extending through 2018. However, the projections included on page 54, and in the relevant exhibit, do not appear to be as extensive. Please advise.

11.   In the meeting on June 24, 2008, the parties discussed the rationale of Permira Advisers LLP in undertaking the transaction. Please disclose this rationale. Similarly, we note your revised disclosure that in March 2008, the parties discussed their respective views on the long-term strategic direction for the company. Please disclose the substance of the discussions on this issue. Refer to Item 1006(c) of Regulation M-A. In this regard, we note your disclosure on page 35 that numerous challenges faced by NDS are expected to adversely affect its revenues and operating income growth in future years. We also note that the written materials presented by Morgan Stanley to NDS and News Corporation on January 24, 2008, filed as Exhibit (c)(6) to your Schedule 13E-3, state that one of

the objectives for NDS is to allow it to more freely pursue an M&A growth strategy. Please disclose these potential strategies considered and discussed by the parties and their advisors, including any exit strategies.

12. We note the parenthetical you have added in the second paragraph on page 31, in which you state that the parties deemed it appropriate to compare NDS's cash adjusted premium to samples of non-cash adjusted premiums, because of NDS's unusually high cash balance relative to the value of the business. Please disclose the basis for the parties' belief that NDS's cash balance relative to the value of the business was unusually high in comparative terms. Please also disclose the basis for your stated belief that premiums are customarily calculated without reference to cash value.

Reasons for the Independent Committee's Recommendation; Factors Considered, page 34

13. We note your response to comment 22 of our letter dated October 3, 2008. Please supplementally provide us with a copy of the Board resolution that delegates authority to the Independent Committee to evaluate the fairness of the Proposed Transactions on behalf of NDS. Alternatively, revise the document to explicitly state whether NDS reasonably believes that the Proposed Transactions are fair or unfair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

14. We note your response to comment 26 of our letter dated October 3, 2008. Please provide examples of the types of information (i.e., the information provided by NDS management, the public available information about NDS, etc.) that led the Independent Committee to conclude that the $63.00 per share consideration is fair in light of NDS's business, operations, financial conditions, strategy and prospects, as well as NDS's historical and projected financial performance, and explain specifically how that information supports the conclusion.

15. We note that you cite as a positive factor in at least four separate bullet points the analysis and opinion of Citi. We believe that you should revise your disclosure to eliminate these redundancies, which give the impression that the committee considered appreciably more positive factors than it actually did.

Select Publicly Traded Companies Analysis, page 50

16. We note your responses to comments 39 and 41 of our letter dated October 3, 2008. Please identify the "certain similarities of their business, operations and business models" that led Citi to conclude that the four companies identified in this section are comparable to NDS. Also, please identify and discuss the various

factors that limit the usefulness of the selected companies as a valuation reference point.

* * * * *

As appropriate, please amend your documents in response to these comments. Your responsive amendments should also include marked copies of the amended filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have questions or comments please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or David L. Orlic, Special Counsel, at (202) 551-3503. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via Facsimile (917) 777-2438</u>
   Lou R Kling, Esq.
   Howard L. Ellin, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP